Exhibit 77 N


Prudential Special Money Market Fund, Inc.
File number 811-5951


Actions required to be reported pursuant to Rule 2a-7

Due solely to the upcoming merger of Fitch IBCA, Inc. and Duff & Phelps
Credit Rating Co. (and the subsequent consolidation of F-1 & D-1 rating designations), the following corporations, currently designated as First Tier issuers, will become Second Tier issuers. Although this change does not involve any issuer-specific credit event and all of the issuers noted below stil l represent minimal credit risk, we are reporting this development to be in technical compliance with our amortized cost procedures. The Fund may or may not own any of these securities when the merger is eventually completed.

Washington Mutual Finance Corporation
Duquesne Light Company
PHH Corporation
Sears Roebuck Acceptance Corporation
MCI Worldcom, Inc.